[redacted]

14041601

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49555

SEC MAIL PROCESSING RECEIVED SEP 23 2014 WASHINGTON DC 794 SECTION

9/24/14

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING August 1, 2013 (MM/DD/YY) AND ENDING July 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ace Diversified Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

923 E. Valley Boulevard, # 213
(No. and Street)

San Gabriel (City) California (State) 91776 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynnwood Jen (626) 307-8300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank, Suite 606, (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/24/14

OATH OR AFFIRMATION

I, Lynnwood Jen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ace Diversified Capital, Inc., as of July 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature Lynnwood Jen

President
Title

See Attached Notary
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jurat

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 30th day of August, 20 14 by Lynwood Jen,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature

(Notary seal)

RICK AGUILAR
Commission # 1904072
Notary Public - California
Los Angeles County
My Comm. Expires Oct 2, 2014

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Oath or Affirmation
(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages ____ Document Date ________

(Additional information)

INSTRUCTIONS FOR COMPLETING THIS FORM

The wording of all Jurats completed in California after January 1, 2008 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one which does contain proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document

ACE DIVERSIFIED CAPITAL, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
JULY 31, 2014

ACE DIVERSIFIED CAPITAL, INC.

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Ace Diversified Capital, Inc.
San Gabriel, California

I have audited the accompanying statement of financial condition of Ace Diversified Capital, Inc. as of July 31, 2014 and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Ace Diversified Capital, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ace Diversified Capital, Inc. as of July 31, 2014 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended July 31, 2014 (Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Ace Diversified Capital, Inc.'s financial statements. The supplemental information is the responsibility of Ace Diversified Capital, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
September 9, 2014

ACE DIVERSIFIED CAPITAL, INC.

Statement of Financial Condition
For the year ended July 31, 2014

ASSETS

Cash	$	48,448
Accounts receivable		103,808
Deposits with clearing organizations		50,076
Furniture and equipment		
net of accumulated depreciation of $ 129,260		-
Deferred tax asset (Note 2)		20,013
Other assets		6,674
Total assets	$	229,019

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts payable	$	3,639
Commissions payable		41,000
Total liabilities		44,639

STOCKHOLDERS' EQUITY

Common stock, no par value, 1,000 shares authorized and 55,000 shares issued and outstanding		55,000
Additional paid-in-capital		376,650
Accumulated deficit		(247,270)
Total stockholders' equity		184,380
Total liabilities and stockholders' equity	$	229,019

The accompanying notes are an integral part of these financial statements

ACE DIVERSIFIED CAPITAL, INC.

Statement of Income
For the year ended July 31, 2014

REVENUES:	
Commissions	$ 727,197
Interest	18,676
Other	1,406
Total income	747,279
EXPENSES:	
Clearing fees	109,853
Commissions	515,893
Professional fees	24,100
Rent	24,100
Other operating expenses	40,597
Total expenses	714,543
NET INCOME BEFORE INCOME TAXES	32,736
INCOME TAX EXPENSE (Note 2)	(800)
NET INCOME	$31,936

The accompanying notes are an integral part of these financial statements

ACE DIVERSIFIED CAPITAL, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended July 31, 2014

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Beginning balance August 1, 2013	$55,000	$376,650	($279,206)	$152,444
Net income			31,936	31,936
Ending balance July 31, 2014	$55,000	$376,650	($247,270)	$184,380

The accompanying notes are an integral part of these financial statements

ACE DIVERSIFIED CAPITAL, INC.

Statement of Cash Flows
For the year ended July 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$31,936
Adjustment to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Accounts receivable	(13,372)
Deposits with clearing organization	105
Other assets	2,202
Increase (decrease) in	
Accounts payable	282
Commission payable	11,000
Total adjustments	217
Net cash provided by operating activities	32,153
Inccrease in cash	32,153
Cash at beginning of year	16,295
Cash at end of year	$ 48,448
Supplemental cash flow disclosures	
Interest	$0
Income taxes	$800

The accompanying notes are an integral part of these financial statements

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and general matters:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company clears its client's cash and margin accounts through another broker-dealer on a fully disclosed basis.

The following, together with disclosures elsewhere in the financial statements, comprise the significant accounting policies used in preparing the accompanying financial statements.

Securities transactions are recorded on a trade date basis with the related commission revenues and expenses also recorded on a trade date basis, including proprietary investment transactions.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Accounting Method:

The Company uses the accrual method of accounting to maintain its books, by which revenue is recognized when earned and expenses are recognized when accrued. Commission income and expenses are recorded on a trade date basis.

Depreciation:

Properties and equipment are carried at cost. Expenditures for maintenance and repairs are charged to expense as incurred whereas major additions and betterments are capitalized. Depreciation is provided using the straight-line method over estimated useful lives of the assets.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk:

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfil their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

100% of the revenues were generated in the State of California.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Management has reviewed subsequent events through September 9, 2014.

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Under section 6501(a) of the Internal Revenue Code (Tax Code) and section 301.6501(a)-1(a) of the Income Tax Regulations (Tax Regulations), the IRS is required to assess tax within 3 years after the tax return was filed with the IRS. The Company's return for the tax years ending July 31, 2011, 2012 and 2013 are open for assessment and examination by the taxing authorities.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Note 2: INCOME TAX PROVISION

The firm has an accumulated net operating loss with an estimated tax benefit of $20,013. The firm is allowed to carry back the loss for 5 years and forward for 15 years for Federal purposes only. The firm has elected not to carry back the loss and to realize the benefit in future years.

The Company's income tax expense at July 31, 2014 are as follows:

State income tax	$ 800
Total income tax expense	$ 800

Note 3: NET CAPITAL REQUIREMENT

The Company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At July 31, 2014 the company had a net capital of $100,417 which is $95,417 in excess of the minimum of $5,000 required and its ratio of aggregate indebtedness to net capital was 0.44 which is less than the 15 to 1 maximum ratio of a broker dealer.

Note 4: COMMITMENTS AND CONTINGENCIES

The Company is currently leasing office space on a month to month basis.

ACE DIVERSIFIED CAPITAL, INC.

Statement of Net Capital
Schedule I
July 31, 2014

	Focus 07/2014	Audit 07/2014	Change
Stockholders' equity, July 31, 2014	$184,380	$184,380	$0
Subtract - Non allowable assets:			
Accounts receivable	57,276	57,276	0
Deferred tax asset	20,013	20,013	
Other assets	6,674	6,674	0
Tentative net capital	100,417	100,417	0
Haircuts:	0	0	
NET CAPITAL	100,417	100,417	0
Minimum net capital	5,000	5,000	
Excess net capital	95,417	95,417	0
Aggregate indebtedness	44,639	44,639	0
Ratio of aggregate indebtedness to net capital	0.44	0.44	

There were no noted differences between the audit and focus filed at July 31, 2014.

ACE DIVERSIFIED CAPITAL, INC.

July 31, 2014

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision

The accompanying notes are an integral part of these financial statements

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended July, 2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-049555 FINRA JUL 7/8/1997
ACE DIVERSIFIED CAPITAL INC
923 EAST VALLEY BLVD STE 213
SAN GABRIEL, CA 91776

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

LYNNWOOD JEN
626 307 8300

2. A. General Assessment (item 2e from page 2) $1600.82

B. Less payment made with SIPC-6 filed (exclude interest) (671.86)

____
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $728.96

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $728.96

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ACE DIVERSIFIED CAPITAL, INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 26TH day of AUGUST, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning August 2013 and ending July 2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 747,279
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	∅
(2) Net loss from principal transactions in securities in trading accounts.	∅
(3) Net loss from principal transactions in commodities in trading accounts.	∅
(4) Interest and dividend expense deducted in determining item 2a.	∅
(5) Net loss from management of or participation in the underwriting or distribution of securities.	∅
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	∅
(7) Net loss from securities in investment accounts.	0
Total additions	∅
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	73,197
(2) Revenues from commodity transactions.	∅
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	109,853
(4) Reimbursements for postage in connection with proxy solicitation.	∅
(5) Net gain from securities in investment accounts.	336
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	∅
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	∅
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Representative Fees (Deductions in excess of $100,000 require documentation)	3,563
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ∅	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ∅	
Enter the greater of line (i) or (ii)	∅
Total deductions	186,949
2d. SIPC Net Operating Revenues	$ 560,330
2e. General Assessment @ .0025	$ 1400.82
	(to page 1, line 2.A.)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
Ace Diversified Capital, Inc.
San Gabriel, California

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Scheduled of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended July 31, 2014, which were agreed to by Ace Diversified Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Ace Diversified Capital, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Ace Diversified Capital, Inc.'s management is responsible for the Ace Diversified Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended July 31, 2014, as applicable with the amounts reported in Form SIPC-7 for the year ended July 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
September 9, 2014

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Ace Diversified Capital, Inc.
San Gabriel, California

I have reviewed management's statements, included in the accompanying Ace Diversified Capital, Inc. Exemption Report in which (1) Ace Diversified Capital, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Ace Diversified Capital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (ii) (the "exemption provision") and (2) Ace Diversified Capital, Inc. stated that Ace Diversified Capital, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Ace Diversified Capital, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Ace Diversified Capital, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
September 9, 2014

ACE DIVERSIFIED CAPITAL, INC.

Exemption Report per SEC Rule 17a-5
July 31, 2014

For the purpose of the annual audit and review for the fiscal period ending July 31, 2014, Ace Diversified Capital, Inc., makes the following statements ("Assertions"):

a. We claim an exemption from the provision of SEC Rule 15c3-3 under provision (k)(2)(ii); operating as a fully disclosed broker dealer, and
b. We have met the above identified exemption provision throughout the most recent fiscal year without exception.